Exhibit (a)(5)(I)

27-CV-12-25394	Filed in Fourth Judicial District Court 12/28/2012 3:16:40 PM Hennepin County Civil, MN

STATE OF MINNESOTA	DISTRICT COURT

COUNTY OF HENNEPIN	FOURTH JUDICIAL DISTRICT

THOMAS McCORMACK, individually and on behalf of all others similarly situated,	District Court File No.

Plaintiff,	CLASS ACTION COMPLAINT
JURY TRIAL DEMANDED

v.

CARIBOU COFFEE COMPANY, INC.,
MICHAEL J. TATTERSFIELD, GARY A.
GRAVES, KIP R. CAFFEY, SARAH PALISI
CHAPIN, WALLACE B. DOOLIN, CHARLES
H. OGBURN, PHILIP H. SANFORD, JAB
BEECH INC., and PINE MERGER SUB, INC.,

Defendants

Plaintiff, Thomas McCormack (“Plaintiff”), by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

NATURE OF THE CASE

1. Plaintiff brings this action on behalf of the public stockholders of Caribou Coffee Company, Inc. (“Caribou” or the “Company”) against the members of Caribou’s Board of Directors (the “Board”) for breaching their fiduciary duties in connection with the proposed sale (the “Proposed Transaction” or “Merger”) of the Company to affiliates of JAB Beech Inc. (“JAB”).

2. Pursuant to the parties’ agreement and plan of merger (the “Merger Agreement”), dated December 16, 2012, JAB intends to acquire all of the issued and outstanding shares of Caribou common stock through a tender offer made by JAB’s subsidiary Pine Merger Sub, Inc. (“Merger Sub”), followed by a merger, where Caribou shareholders will receive $16.00 per share of common stock (the “Merger Price”). The tender offer commenced on December 21, 2012 and will remain open until January 22, 2012.

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3. By entering into the Definitive Agreement, the Individual Defendants (defined below) have failed to take any reasonable steps to maximize shareholder value, as is their duty under Minnesota law. They did not properly shop the Company prior to entering into the Definitive Agreement, nor did they bargain for a “go-shop” after the Proposed Transaction was announced. Furthermore, they agreed to an unfair Merger Price that fails to adequately value the Company and its potential growth.

4. In addition, defendants made material omissions and misstatements in the Company’s Recommendation Statement dated December 21, 2012 (“Recommendation Statement”). As set forth in more detail below, the Recommendation Statement omits material information thereby rendering shareholders unable to decide whether to vote in favor of the Proposed Transaction. For example, the Recommendation Statement omits and/or misrepresents material information concerning the data and inputs underlying the valuation analyses that purport to support the so-called “fairness opinion” provided by Caribou’s financial advisor, Moelis & Company LLC (“Moelis”). These omissions and misstatements constitute a breach of defendants’ fiduciary duties to shareholders. Without the omitted information, Caribou’s shareholders cannot make a fully informed decision as to whether to vote in favor of the Proposed Transaction.

5. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages from the Individual Defendants (defined below) for their breaches of fiduciary duties and from JAB and Merger Sub for aiding and abetting said breaches.

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PARTIES

6. Plaintiff is, and has been at all relevant times, an owner of Caribou common stock.

7. Defendant Caribou is a Minnesota corporation with principal executive offices in Brooklyn Center, Minnesota. Founded in 1992, the Company is one of the leading branded coffee companies in the United States. Based on the number of coffeehouses, the Company is the second largest company-operated premium coffeehouse operator in the country. In addition to its coffeehouses, the Company sells its blended coffees and licenses its brand to Keurig, Inc. for sale and use in its K-Cup single-serve line of business.

8. Defendant Michael J. Tattersfield (“Tattersfield”) has been President and Chief Executive Officer of Caribou since August 2008. Tattersfield has been a director of Caribou since April 2009.

9. Defendant Gary A. Graves (“Graves”) has been Non-Executive Chairman of the Board since November 2007. Graves has been a director of Caribou since August 2007.

10. Defendant Kip R. Caffey (“Caffey”) has been a director of Caribou since October 2005.

11. Defendant Sarah Palisi Chapin (“Chapin”) has been a director of Caribou since August 2007.

12. Defendant Wallace B. Doolin (“Doolin”) has been a director of Caribou since October 2005.

13. Defendant Charles H. Ogburn (“Ogburn”) has been a director of Caribou since January 2003.

14. Defendant Philip H. Sanford (“Sanford”) has been a director of Caribou since April 2009.

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15. Defendant Merger Sub (defined above, and along with JAB, collectively referred to herein as “JAB”) is a wholly-owned subsidiary of JAB. Merger Sub is a Minnesota corporation that was formed for the purpose of making the tender offer.

16. Defendant JAB is a Delaware corporation with principal executive offices in Washington, DC. JAB and affiliated companies is a privately held group focused on long term investments in companies with premium brands in the Fast Moving Consumer Goods category. The group’s portfolio includes: a majority stake in Coty Inc., a global leader in beauty; a majority stake in Peet’s Coffee & Tea, a premier specialty coffee and tea company; a minority stake in Reckitt Benckiser Group PLC, a global leader in health, hygiene and home products; and a minority investment in D.E. Master Blenders 1753 N.V., an international coffee and tea company.

17. Defendants Tattersfield, Graves, Caffey, Chapin, Doolin, Ogburn, and Sanford are collectively referred to herein as the “Individual Defendants” or the “Board.”

18. Each of the Individual Defendants was a member of Caribou’s Board of Directors at all pertinent times and participated in the decisions and conduct alleged herein. By reason of their positions, each Individual Defendant had, and continues to have an obligation to determine whether the Proposed Transaction is in the best interest of the Company’s shareholders and maximizes shareholder value.

SUBSTANTIVE ALLEGATIONS

Background of Caribou and its Growth Prospects

19. Caribou is the second largest company-operated premium coffeehouse operator in the United States. As of September 30, 2012, the Company had 610 coffeehouses, including 202 franchised locations, in 22 states, the District of Columbia and ten international markets. The Company’s coffeehouses offer the Company’s customers high-quality premium coffee, espresso-

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based beverages and whole bean coffee as well as specialty teas, cold beverages, baked goods, breakfast and lunch sandwiches, branded merchandise and coffee lifestyle items. The Company operates in three reportable segments: retail, commercial and franchise. The Company went public in 2005 and its shares are traded on the NASDAQ under the symbol “CBOU.”

20. Beginning in 2007, the Company entered into a partnership with Green Mountain Coffee Roasters Inc. (“Green Mountain”) to sell its blended coffees to Keurig, Inc. for sale and use in its K-Cup single-serve line of business. The Caribou-branded K-Cup business has become a significant driver of sales for Caribou in recent years, accounting for the bulk of growth in Caribou’s commercial segment. In fact, the commercial segment saw sales increase 70.2% in Fiscal Year 2011, largely on the strength of the Keurig platform.

21. Caribou has reported impressive overall financial results in recent years. On February 22, 2012, Caribou reported financial results for the Fiscal Year 2011. The issued press release reported that total revenues were $326 million, representing an increase of 15% over Fiscal Year 2010. On the same day these results were reported, Tattersfield stated:

Our fourth quarter marked the conclusion of a fantastic year for Caribou Coffee, in which we made progress strategically, financially and culturally. We are pleased to have delivered another solid quarter, one that rounds out a record year of financial performance for Caribou. Looking ahead, we are optimistic about what we can achieve across each of our business lines, but are particularly excited to be resuming meaningful development of company-owned coffeehouses. As always, we will continue to provide meaningful experiences our guest’s love, while enhancing returns for our shareholders.

22. Despite this recent impressive financial performance, Caribou was negatively affected by Green Mountain’s May 3, 2012 announcement that it was having difficulty in predicting consumer demand for its Keurig single-serve coffee brewers and packs. In its announcement, Green Mountain indicated that it had made less money in the first quarter of 2012

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than it originally thought and lowered its sales forecasts for the remainder of 2012. As a result of this news, Caribou’s common stock, along with the stock of several other coffee companies, fell by more than 15%, closing at $13.99 per share.

23. On the same day as the Green Mountain announcement, Caribou reported financial results for the first quarter of 2012. The issued press release reported that total revenues were $80.5 million, representing an 11.4% increase compared to the same quarter in 2011. In the issued press release, Tattersfield acknowledged the difficulties the Company was experiencing in the single-serve coffee business:

As we had anticipated, our EPS was slightly down versus the year-ago pro forma result due to ongoing commodity pressure expected in the first half of the year. Looking ahead, we are excited to be launching several high quality food and beverage products in our retail coffeehouses and we continue to expand our commercial and franchise segments.

While the single cup business continues to experience significant growth, recent industry trends lead us to believe this line of business will experience a moderation in its growth trajectory for the remainder of 2012. Therefore, we are lowering our outlook for net sales as well as our expected range for EPS compared to our original guidance. We remain confident in our business and firmly believe that our multi-channel model affords us the opportunity to build sustainable success on a longer term basis.

24. On August 6, 2012, Caribou reported financial results for the second quarter of 2012. The issued press release reported that total revenues were $81.1 million for the second quarter of 2012, representing a 1.1% increase compared to the same quarter in 2011. In the issued press release, Tattersfield indicated that the Company viewed its difficulties in the single-serve coffee business as temporary challenges:

We were pleased to have held pro forma net income steady compared to the prior year period in the face of coffee commodity cost pressure and a lower contribution from the Keurig single-serve platform. Growth in the comparable coffeehouse sales has also now been extended to eleven consecutive quarters and benefitted from our continue focus on product innovation.

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Although our updated projections for Caribou-branded K-cups have led us to adjust our full year outlook, we view the dynamics affecting our single-serve business as temporary challenges and remain committed to strengthening our Green Mountain relationship. More importantly, the diversification afforded to us through our multi-channel model provides us numerous levers to achieve sustainable growth in sales and profitability over the long-term.

25. On November 8, 2012, Caribou reported financial results for the third quarter of 2012. The issued press release reported that total revenues were $77.2 million for the third quarter of 2012, representing a 5.2% decrease compared to the same quarter in 2011. Despite the fact that coffeehouse sales and franchise sales increased by 4.0% and 45.0%, respectively, the decrease in total revenues was the result of a 39.9% decrease in commercial sales, including a decrease in sales of blended coffee into the Keurig single-serve platform. Nevertheless, Caribou’s earnings per share estimates exceeded analyst expectations for the eighth consecutive quarter. In the issued press release, Tattersfield indicated that the lower contribution from the Company’s single-serve coffee business was expected:

Our third quarter performance was in-line with out expectations. We leveraged on-going product innovation and an unyielding focus on customer service to grow comparable coffeehouse sales of 3.5% in the quarter. We also opening 20 new coffeehouses in the quarter, six of which were company owned. We continue to focus on our multi-channel premium coffee business model to build the Caribou brand and are confident in our ability to drive future growth across all of our lines of business.

The Company Did Not Take Reasonable Steps to Maximize Shareholder Value

26. According to the Schedule 14D9 filed with the SEC on December 21, 2012 (defined above as the “Recommendation Statement”), the Board had been considering potential opportunities for business combinations involving either the purchase of another company by the

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Company or the sale of the Company to such company ever since the Company’s initial public offering in 2005. Over the last few years, the Company pursued several potential value-additive relationships with operating companies and financial sponsors it viewed as potential strategic partners, several of which signed confidentiality agreements and received confidential information from the company. The discussions with these companies ranged from potential joint ventures and licensing arrangements to business combinations involving either the purchase of such company by the Company or the sale of the Company to such company. One of the companies that Caribou had discussions with was Peet’s Coffee & Tea, which executed a confidentiality agreement with the Company in June 2011. None of the foregoing discussions led to a definitive agreement to enter into a transaction and, prior to the December 2012 indication of interest from JAB, the Company had not received an offer for the acquisition of the Company since going public.

27. On November 19, 2012, Olivier Goudet (“Goudet”), Chief Executive Officer of JAB and Patrick O’Dea, a consultant to Peet’s Coffee & Tea, met with Tattersfield to discuss the possible acquisition of the Company. A few weeks later, on December 4, 2012, Goudet met with Tattersfield and Graves. During this meeting, JAB provided an oral indication of interest in the acquisition of the Company by JAB at a purchase price of $15.00 per share in cash. JAB also indicated that it would withdraw its offer if the Company determined to seek proposals from other potential acquirers.

28. On December 6, 2012, JAB sent a written, non-binding indication of interest to the Company, expressing JAB’s interest in acquiring all of the outstanding shares of the common stock of the Company at a price of $15.00 per share in cash. JAB indicated that, if during the course of due diligence, JAB determined it was warranted, it would consider increasing its

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proposed purchase price. Furthermore, JAB reiterated that it would terminate discussions with the Company if the Company solicited competing bids. The next day, on December 7, 2012, Caribou informed JAB that Graves would act as the Company’s negotiator in any potential transaction.

29. On December 10, 2012, the Board held a meeting where the Board discussed the inclusion of a “go-shop” provision in any merger agreement, which would enable the Company to actively solicit acquisition proposals from other parties after signing the merger agreement. During this discussion, Graves advised the Board that JAB had indicated that it would not agree to a “go-shop” provision. At this same meeting, representatives of Moelis made a presentation regarding preliminary financial information concerning the Company and the restaurant industry more generally and several potential strategic alternatives for the Company that the Board may wish to consider, including other potential parties that may be willing to acquire the Company. However, representatives of Moelis informed the Board that they believed, based on their preliminary analyses and knowledge of the industry, that there was a low likelihood that a strategic or financial buyer would consider purchasing the Company on more attractive terms than the terms proposed by JAB.

30. On December 12, 2012, the Board held a meeting where Graves provided an update on developments with JAB and advised the Board that JAB planned to communicate a revised price on the evening of December 13, 2012. At this meeting, representatives of Moelis made a presentation regarding updated preliminary financial information regarding the Company, precedent transactions and potential strategic alternatives for the Company that had been discussed previously by the Board. During this presentation, representatives of Moelis “observed that, in principle, a market check of other potential bidders by the Company would

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produce the best information for the Company’s Board about whether another party would be willing to pay a higher price for the Company than the JAB Group.” However, representatives of Moelis observed that “the likelihood that another party would be interested in pursuing a transaction on terms more favorable than the proposed terms of the JAB Group was low.” The Board then discussed the possibility of the inclusion of a “go-shop” provision in any merger agreement. Once again, Graves advised the Board that JAB had indicated on several occasions that it would not agree to a “go-shop” provision.

31. On December 13, 2012, JAB communicated to Caribou that it would increase the price in their indication of interest to $15.50 per share in cash and that it would terminate discussions regarding the possible transaction if the Company were to contact other potential purchasers.

32. On December 14, 2012, the Board held a meeting where it discussed the revised indication of interest. At this meeting, the Board reaffirmed its decision to not approach additional potential acquirers. Furthermore, Moelis reiterated its belief that there was a low likelihood that a third party would have an interest in proposing to acquire the Company if third parties were to be contacted, a view with which the Board agreed. The Board concluded that the Company should seek to negotiate a higher price and other more advantageous terms with JAB. The Board then considered and discussed various alternative terms it could request from JAB regarding its ability to consider competing proposals, including a “go-shop” provision. The Board discussed that JAB had repeatedly advised that it would not agree to such a “go-shop” provision.

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33. After the conclusion of this meeting, Graves promptly contacted JAB to propose a purchase price of $16.50. Later that day, JAB made a counter-offer to Caribou at a price of $16.00 per share and advised that this represented JAB’s best and final proposal. The Board held a meeting to discuss the counter-offer that afternoon. At this meeting, Moelis advised that there was a low likelihood that a pre-signing market check would yield a competitive buyer, either strategic or financial. The Board also concluded that there was a low likelihood of obtaining a higher price from a pre-signing market check and that insisting on doing so would result in a loss of JAB’s offer. Instead, the Board determined to seek a two-tiered termination fee believing that this would facilitate the submission of any competing third-party proposals to acquire the Company after execution of the Merger Agreement with JAB. Later that afternoon, JAB informed Caribou of its agreement to the $16.00 price and two-tiered termination fee, as well as a general agreement to work with the Company on the remaining open items within the Merger Agreement.

34. On December 16, 2012, the Board held a meeting where it concluded that JAB’s offer was the best sales transaction reasonably available to the Company and discussed that JAB would withdraw its acquisition proposal of the Company solicited acquisition proposals from other parties. At this point, the Board reaffirmed its decision not to approach additional potential acquirers or to require a “go-shop” provision citing as its reason the Company’s prior unsuccessful efforts in finding a potential acquirer. After this discussion, the Board then unanimously approved the Merger Agreement and the transaction contemplated thereby and authorized the execution and delivery of the Merger Agreement by Graves.

35. According to the Recommendation Statement, the Company did not enter into substantive talks or even approach any other potential buyer after it was contacted by JAB regarding a potential transaction in November 2012. This was despite the fact that its own financial adviser advised that a market check was the only way to actually find out if another

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acquirer was available. Furthermore, despite discussing their desire for a “go-shop” provision on several occasions, the Board made no real effort to negotiate a post-closing market check, which would enable the Company to actively solicit acquisition proposals after signing the Merger Agreement. Instead, the Board agreed to a Merger Agreement that prohibits the Company from soliciting third-party proposals and from accepting, approving or recommending third-party bids except in limited circumstances. As a result, because the Tender Offer is scheduled to close just four weeks after the announcement and the Merger Agreement includes several deal protection devices described below, the possible chance that an alternative purchaser will come forward is minimal.

The Announcement of the Proposed Transactions and the Merger Agreement

36. On December 17, 2012, the Company issued a press release announcing the Proposed Transaction (the “Press Release”). The Press Release stated in relevant portion:

Caribou Coffee Company, Inc. (CBOU), the second-largest company-owned premium coffeehouse operator in the United States based on the number of coffeehouses, and the Joh. A. Benckiser Group (JAB) announced a definitive merger agreement under which an affiliate of JAB will acquire Caribou for $16.00 per share in cash, or a total of approximately $340 million. The agreement, which has been unanimously approved by Caribou’s independent directors, represents a premium of approximately 30 percent over Caribou’s closing stock price on December 14, 2012, the last trading day prior to the announcement of the transaction.

At the close of the transaction, Caribou will continue to be operated as an independent company with its own brand, management team and growth strategy. Caribou will remain based in Minneapolis, Minnesota.

“Caribou Coffee is a great company, with dedicated people, world-class customer service, exceptionally high quality coffeehouse beverages and food and a state-of-the-art roasting facility. The employees of Caribou should feel very proud of all they’ve been able to accomplish over the years, and I look forward to continued success in Caribou’s future,” said Gary Graves, Non-Executive Chairman of Caribou.

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“We anticipate the next chapter in Caribou’s journey will be filled with tremendous opportunities to grow this great brand, with new ownership,” said Michael Tattersfield, President and Chief Executive Officer of Caribou.

“Caribou has a fantastic brand and unique culture, and fits perfectly with JAB’s investment philosophy of investing in premium and unique brands in attractive growth categories like coffee,” said Bart Becht, Chairman of the Joh. A. Benckiser Group. “JAB is committed to investing in Caribou as a standalone business out of Minneapolis to ensure the Company continues its current highly successful track record.”

Under the terms of the merger agreement, an affiliate of JAB will promptly commence a tender offer to acquire all of the outstanding shares of Caribou’s common stock at a price of $16.00 per share in cash. Following successful completion of the tender offer, JAB will acquire all remaining shares not tendered in the offer through a second-step merger at the same price as the tender offer.

The consummation of the tender offer is subject to various conditions, including minimum tender of at least a majority of outstanding Caribou shares on a fully diluted basis, the expiration of the waiting periods under applicable competition laws, and other customary conditions. The tender offer is not subject to a financing condition.

37. The same day, the Company filed the Merger Agreement with the SEC. As discussed in the Press Release, the Merger Agreement prescribes that Merger Sub will commence a tender offer for the outstanding common stock of the Company at $16.00 per share. As a condition to the tender offer, a majority of the outstanding common stock must be tendered. The Company has also granted Merger Sub a “Top Up Option,” such that if less than 90% of the outstanding common stock is tendered in the tender offer, the Company will issue Merger Sub sufficient shares to constitute one more share than 90%. Following the tender offer, Merger Sub will conduct a merger of the Company at the same price.

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38. The Merger Agreement contains a “No Solicitation” provision, which prevents the Company from soliciting any superior offers from other potential acquirers. Furthermore, even if the Company received an unsolicited offer, JAB has the right to match any “Superior Proposal.” In addition, the acceptance of a Superior Proposal would result in a $5.19 million termination fee on or before January 15, 2012 and a $10.38 million termination fee after January 15, 2013. These provisions will serve to unreasonably deter and discourage superior offers from other interested parties and all but ensure that no other bidder will step forward to submit a Superior Proposal, especially considering the rapidity with which the Tender Offer was commenced.

The Tender Offer Documents Are Materially Misleading

39. On December 21, 2012, JAB filed the Schedule TO with the SEC commencing the Tender Offer and the Company filed the Recommendation Statement. The Recommendation Statement fails to provide the Company’s shareholders with all material information concerning the “fairness opinion” provided by Moelis, precluding them from making an informed decision regarding the Tender Offer.

40. First, the financial analysis and opinion provided by Moelis starting on page 28 of the Recommendation Statement indicates that Moelis conducted a Discounted Cash Flow Analysis and used the results of this analysis to derive an implied equity value per share range. In conducting this analysis, Moelis used a discount range between 10.5% and 11.5%. The Recommendation Statement indicates that the range of discount rates used by Moelis “was based on the average weighted cost of capital of the Company.” However, the Recommendation Statement does not explain what this weighted cost of capital was or how it was used to derive the discount range. Similarly, the Recommendation Statement indicates that Moelis used a very narrow range of multiples (8.0x to 9.0x) to conduct its discounted cash flow analysis but does not give any explanation of how it selected these multiples.

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41. Second, the Recommendation Statement indicates that Moelis conducted a Selected Precedent Transactions Analysis based on a comparison of financial information from selected transactions in the restaurant industry announced between April 1, 2010 and November 14, 2012 and financial information from the Proposed Transaction. In conducting this analysis, Moelis reviewed 11 selected precedent transactions. From these selected precedent transactions, Moelis determined that the mean and median multiples for the selected transactions were 7.5x and 6.7x, respectfully. Notably, despite listing precedent transactions involving Teavana Holdings, Inc. and Peet’s Coffee & Tea as precedent transactions, Moelis chose to exclude these transactions from this calculation “due to meaningful differences in wholesale/retail operating attributes of those respective businesses as compared to the Company.” This was a significant exclusion as Teavana Holdings, Inc. and Peet’s Coffee & Tea had multiples of 17.4x and 22.3x, respectively, figures that were much higher than the mean and median multiples derived from the 11 other precedent transactions. Because Moelis used the mean and median multiples from the 11 precedent transactions to develop a range of multiples used to calculate an implied equity value for per share of Caribou stock, the exclusion of significantly higher multiples from Teavana Holdings, Inc. and Peet’s Coffee & Tea, two companies that are clearly part of the same industry segment as Caribou, renders this analysis materially misleading.

42. Third, the Recommendation Statement states that in rendering its fairness opinion Moelis reviewed financial forecasts provided to or discussed with Moelis by the Company’s management. While the Recommendation Statement does include the Company’s financial projections for Fiscal Years 2012-2016 and states that they were provided to JAB on December 10, 2012, it does not indicate when they were actually prepared. This is significant as the Recommendation Statement states that “the projections do not take into account any circumstances or events occurring after the date they were prepared.”

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43. Fourth, the Recommendation Statement does not indicate whether Moelis conducted a Transaction Premium Analysis. Without a Transaction Premium Analysis, Caribou’s shareholders are unable to compare the premium offered by the Proposed Transaction to the premiums paid in any similar transactions. Nor are Caribou’s shareholders able to compare the Merger Price to an implied equity value per share range that would be derived from the premiums analysis. The Recommendation Statement does not indicate why Moelis did not conduct this standard analysis or include it in its fairness opinion.

The Merger Price is Unfair

44. The consideration offered in the Proposed Transaction is grossly inadequate and does not represent the Company’s actual intrinsic value or account for its positive future outlook. The Merger Price is well below Caribou’s 52-week high of $18.84 on April 2, 2012 and below what Caribou stock was trading at as recently as May 2, 2012. Moreover, the Merger Price is well below at least one independent financial analyst’s target price of $20.00. The Merger Price is also below a $17.00 target price set by an analyst from Longbow Research as recently as December 4, 2012.

45. Furthermore, Matt Bendixen, a senior research analyst with Craig-Hallum Capital Group, LLC, indicated that JAB “has got a pretty good value here on the purchase price” and that Caribou has been “undervalued for a while.” Bendixen also stated that the offer “is probably a little light.” Bendixen set a price target of $19.00 per share of Caribou stock.

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46. Additionally, at least one large Caribou shareholder has expressed concerns over the Merger Price. Richard Fearon, Managing Director of Accretive Capital Partners LLC, whose company owns 4% of Caribou stock, stated that Caribou was “being stolen for less than 0.9 times sales and 10.5 times earnings before interest, taxes, depreciation, and amortization.” Fearon stated that “Caribou Coffee is worth between $30-$35 per share, especially considering the control premium a strategic buyer must pay to enjoy operational synergies.” A price of between $30.00 and $35.00 per Caribou share would be consistent with what JAB paid to acquire Peet’s Coffee & Tea earlier this year in a $1 billion transaction that included a merger price that was 2.4 times sales and 21 times earnings.

47. Finally, the Merger Price significantly undervalues the benefits JAB will be receiving from the Proposed Transaction, especially in light of JAB’s acquisition of Peet’s Coffee & Tea earlier this year. Indeed, an analyst at William Blair & Company noted that Caribou’s strength in its store operations, along with Peet’s Coffee & Tea success in the grocery market, presents significant “cross learning” opportunities between these two acquisitions for JAB. In recognition of the synergies that the Proposed Transaction will provide JAB, Bart Brecht, Chairman of JAB, stated that “Caribou has a fantastic brand and unique culture and fits perfectly with JAB’s investment philosophy of investing in premium and unique brands in attractive growth categories like coffee.”

48. Thus, the Board’s decision to agree to an inadequate and unfair Merger Price, after failing to properly shop the Company prior to entering into the Proposed Transaction, deprives Caribou’s public shareholders of the full value of their shares and prevents them from sharing in the future growth and profits that the Company is expected to achieve.

CLASS ACTION ALLEGATIONS

49. Plaintiff brings this action on his own behalf, and as a class action pursuant to Rules 23.01 and 23.02 of the Minnesota Rules of Civil Procedure, on behalf of all stockholders of Caribou, except Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants, who are being and/or will be harmed by threatened Defendants’ actions as described more fully below (the “Class”).

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50. This action is properly maintainable as a class action.

51. The Class is so numerous that joinder of all members is impracticable. According to the Offer to Purchase, as of December 16, 2012, Caribou had 21,216,723 shares of common stock outstanding, held by hundreds, if not thousands, of individuals and entities throughout the country. The number and identities of the record holders of Caribou’s securities can be easily determined from the stock transfer journals maintained by Caribou or its agents.

52. There is a well-defined community of interest in the questions of law and fact involved affecting the members of the Class, including, inter alia, the following:

(a) Whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best value reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(b) Whether the Defendants have breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Proposed Transaction, and the disclosures related thereto, including the duties of loyalty and due care;

(c) Whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated;

(d) Whether the members of the Class have sustained damages, and if so, what is the proper measure of damages; and

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(e) Whether JAB or its affiliates have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

53. Plaintiff is a member of the Class and is committed to prosecuting this action. Plaintiff has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class. Plaintiff does not have interests antagonistic to or in conflict with those he seeks to represent. Plaintiff is therefore an adequate representative of the Class.

54. The likelihood of individual Class members prosecuting separate individual actions is remote due to the relatively small loss suffered by each Class member as compared to the burden and expense of prosecuting litigation of this nature and magnitude. Absent a class action, Defendants are likely to avoid liability for their wrongdoing, and Class members are unlikely to obtain redress for their wrongs alleged herein. There are no difficulties likely to be encountered in the management of the Class claims. This Court is an appropriate forum for this dispute.

55. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

56. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

Filed in Fourth Judicial District Court

12/28/2012 3:16:40 PM

Hennepin County Civil, MN

FIRST CAUSE OF ACTION

For Breach Of Fiduciary Duties

(Against the Individual Defendants)

57. Plaintiff repeats all previous allegations as if set forth in full herein.

58. As alleged herein, the Individual Defendants have breached their fiduciary duties to Caribou’s shareholders by failing to take steps to obtain the highest value available for Caribou in the marketplace.

59. As a result of the Individual Defendants’ breaches, Plaintiff and the Class will suffer irreparable injury because Caribou’s shareholders will not receive fair value for their equity interests in the Company.

60. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties and will attempt to consummate the Merger, to the irreparable harm of the Class.

61. Plaintiff and the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

(Against the Individual Defendants for Breach of Fiduciary Duty

Related to their Disclosures)

62. Plaintiff repeats and realleges each allegation set forth herein.

63. The Individual Defendants have an obligation to disclose all material information in a non-misleading manner when soliciting shareholders to tender their shares.

64. The Individual Defendants have caused materially misleading and incomplete information to be disseminated to the Company’s public shareholders. The Tender Offer Documents fail to disclose material information as described herein, including financial information necessary to prevent the statements contained therein from being misleading.

Filed in Fourth Judicial District Court

12/28/2012 3:16:40 PM

Hennepin County Civil, MN

65. Because of Defendants’ failure to provide full and fair disclosure, Plaintiff and the Class will be stripped of their ability to make an informed decision on whether to tender their shares or, if the Tender Offer is successful, to exercise their appraisal rights, and thus are damaged thereby.

66. Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of the Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury, which Defendants’ actions threaten to inflict.

THIRD CAUSE OF ACTION

Aiding and Abetting

(Against JAB and Merger Sub)

67. Plaintiff repeats all previous allegations as if set forth in full herein.

68. As alleged herein, JAB and Merger Sub are well aware that the Individual Defendants have not sought to obtain the best available transaction for Caribou’s public shareholders. Moreover, JAB and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duties, by demanding deal protection measures, including the termination fee and the “No Solicitation” provision, in the Definitive Agreement. JAB and Merger Sub also offered a Merger price that did not represent the true intrinsic value of Caribou. JAB and Merger Sub thereby facilitated the Individual Defendants’ breaches of fiduciary duty in the sale of the Company.

69. JAB and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, JAB and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

70. As a result, Plaintiff and the Class members are being irreparably harmed.

71. Plaintiff and the Class have no adequate remedy at law.

Filed in Fourth Judicial District Court

12/28/2012 3:16:40 PM

Hennepin County Civil, MN

WHEREFORE, Plaintiff demands judgment against Defendants, jointly and severally, as follows:

A. Declaring this action to be a class action;

B. Permanently enjoining Defendants and all those acting in concert with them from taking any steps to consummate the Proposed Transaction;

C. Directing Defendants, jointly and severally, to account to Plaintiff and the Class for all damages suffered and to be suffered by them as a result of the wrongs complained of herein;

D. In the event the Proposed Transaction is consummated, rescinding it or ordering rescissory damages;

E. Awarding Plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

F. Granting such other and further relief as may be just and fair in the premises.

Dated: December 28, 2012		LOCKRIDGE GRINDAL NAUEN P.L.L.P.

	By:	/s/ Karen Hanson Riebel
Karen Hanson Riebel, MN#219770
Vernon J. Vander Weide, MN#112173
100 Washington Avenue S
Suite 2200
Minneapolis MN 55401
Tel 612-596-4097
Fax: 612-339-0981

Attorneys for Plaintiff

Filed in Fourth Judicial District Court

12/28/2012 3:16:40 PM

Hennepin County Civil, MN

OF COUNSEL:

WOLF POPPER LLP

845 Third Avenue

New York, NY 10022

(212) 759-4600

ACKNOWLEDGMENT

The undersigned hereby acknowledges that sanctions, including costs, disbursements and reasonable attorney fees may be awarded pursuant to Minn. Stat. § 549.211 to the party against whom the allegations in this pleading are asserted.

/s/ Karen Hanson Riebel
Karen Hanson Riebel (No. 219770)